Exhibit 99.1

Tuya Inc. to Hold Annual General Meeting on June 19, 2025

SANTA CLARA, Calif., May 16, 2025 /PRNewswire/ -- Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 2:00 p.m. (Hong Kong time) on Thursday, June 19, 2025 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, China, for the purposes of considering and, if thought fit, passing each of the Proposed Resolutions as defined and set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice and the form of proxy for the AGM are available on the Company’s website at ir.tuya.com. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the Proposed Resolutions.

Holders of record of the Company’s ordinary shares as of the close of business on May 20, 2025 (Hong Kong time) are entitled to receive notice of, and to attend and vote at, the AGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on May 20, 2025 (New York time) who wish to exercise their voting rights for the ADSs underlying Class A ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at ir.tuya.com and on the SEC’s website at http://www.sec.gov.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AIoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AIoT developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.co

HL Stategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com